August 11, 2015	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	NexPoint Multifamily Realty Trust, Inc.
Request for Acceleration
File No. 333-200221

Ladies and Gentlemen:

On behalf of NexPoint Multifamily Realty Trust, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-200221) under the Act to immediate effectiveness on August 12, 2015 at 5:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

cc: Brian Mitts

Phone: 404.233.7000    |    www.mmmlaw.com

1600 Atlanta Financial Center    |    3343 Peachtree Road, NE    |    Atlanta, Georgia 30326

Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

NexPoint Multifamily Realty Trust, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

August 11, 2015

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	NexPoint Multifamily Realty Trust, Inc.
Request for Acceleration
File No. 333-200221

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), NexPoint Multifamily Realty Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-200221) (the “Registration Statement”) to immediate effectiveness on August 12, 2015 at 5:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (972) 628-4100.

Sincerely,

NEXPOINT MULTIFAMILY REALTY TRUST, INC.

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer, Executive VP-Finance

cc: Heath D. Linsky, Esq.